02058660

PE
9-1-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2002

THE RANK GROUP PLC
(Translation of registrant's name into English)

6 Connaught Place, London, W2 2EZ, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X...... Form 40-F..............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes................. No..........X...........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-................

Rank Group

6 Connaught Place
London W2 2EZ
T: 020 7706 1111
F: 020 7262 9886
www.rank.com

AVS Security Number : 371577

17 September 2002

THE RANK GROUP Plc

The Rank Group Employee Benefit Trust ("the Trust")

The Trustees of the Trust, established under a Trust Deed dated 4th October 1996, have acquired 350,000 Ordinary shares in The Rank Group Plc for 269.5 pence per share on 16th September 2002, in order to meet part of its anticipated future requirements for all participating employees under the Company's long term incentive plan.

As the Trust is a discretionary trust, all executive directors of The Rank Group Plc are deemed to be interested in the shares held by the Trust. We therefore advise you that the executive directors of the Company, being members of the class of potential beneficiaries, are now interested in a total of 2,574,389 Ordinary shares of 10 pence each in the Company held by the Trustees.

-ends-

Enquiries:

The Rank Group Plc

Charles Cormick, Company Secretary
Clare Duffill, Company Secretariat Executive

020 7706 1111

Rank Group

6 Connaught Place
London W2 2EZ
T: 020 7706 1111
F: 020 7262 9886
www.rank.com

AVS Security Number : 592057

17 September 2002

THE RANK GROUP PLC

The Rank Group Qualifying Employee Share Ownership Trust (QUEST)

On 17 September 2002 each of the Executive Directors of The Rank Group Plc technically became interested in 2,170 Ordinary shares in The Rank Group Plc by virtue of the QUEST being allotted the shares and those Directors being potential beneficiaries under the QUEST.

Note: For Companies Act purposes, each of the Executive Directors of The Rank Group Plc, together with all employees of the Company, are deemed to have a technical interest in all the shares held in Rank Group's QUEST. The interest ceases when shares are transferred to individuals who acquire shares from the QUEST on the exercise of options.

Contact: Charles Cormick 020 7535 8012

Company Secretary
The Rank Group Plc

The Rank Group Plc
Registered in England No. 3140769
Registered Office 6 Connaught Place London W2 2EZ

Rank Group

6 Connaught Place
London W2 2EZ
T: 020 7706 1111
F: 020 7262 9886
www.rank.com

AVS Security Number : 296185

18 September 2002

THE RANK GROUP Plc

The Rank Group Employee Benefit Trust ("the Trust")

The Trustees of the Trust, established under a Trust Deed dated 4th October 1996, have acquired the following Ordinary shares in The Rank Group Plc in order to meet part of its anticipated future requirements for all participating employees under the Company's long term incentive plan.

Number of Shares	Share Price	Date of Purchase
50,000	270.00p	17 September 2002
400,000	266.18p	18 September 2002

As the Trust is a discretionary trust, all executive directors of The Rank Group Plc are deemed to be interested in the shares held by the Trust. We therefore advise you that the executive directors of the Company, being members of the class of potential beneficiaries, are now interested in a total of 3,024,389 Ordinary shares of 10 pence each in the Company held by the Trustees.

-ends-

Enquiries:

The Rank Group Plc

Charles Cormick, Company Secretary
Clare Duffill, Company Secretariat Executive

020 7706 1111

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE RANK GROUP PLC

Date: 19 September 02

By:______________________________

Name: C B A Cormick

Title: Company Secretary